Exhibit 99.1

Phoenix New Media Announces

Further Update on Proposed Sale of Investment in Yidian

BEIJING, July 23, 2019 –Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that it has entered into a supplemental agreement (the “Supplemental Agreement”) to the share purchase agreement (the “SPA”) dated March 22, 2019 between the Company and Run Liang Tai Management Limited (“Run Liang Tai”) for the sale of 32% of the total outstanding shares of Particle Inc. (“Particle” or “Yidian”) to Run Liang Tai and its designated entities (the “Proposed Buyers”) (the “Proposed Transaction”).

The Supplemental Agreement made the following major revisions to the SPA:

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The Company agrees to increase the number of Particle shares to be transferred to the Proposed Buyers from 199,866,509 shares to 212,358,165 shares while the total purchase price will remain unchanged at US$448 million. The Company will own approximately 3.63% of the total outstanding shares of Particle on an as-if converted and fully diluted basis if the Proposed Transactions are completed as contemplated by the Supplemental Agreement.

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Instead of requiring full payment of the purchase price within 15 working days after satisfaction of all closing conditions, the Supplemental Agreement allows the Proposed Buyers to pay the purchase price in several installments. The Company has received the first installment of US$20 million. The second and third installments of US$20 million and US$60 million will become due on July 30, 2019 and August 10, 2019, respectively. Unless otherwise agreed by both parties, the Proposed Buyers may pay the remaining purchase price on or before August 10, 2020, but they will be required to pay a further cash deposit of US$50 million. After the second and third installments as well as the further cash deposit of US$50 million are paid, the US$100 million cash deposit previously paid by the Proposed Buyers will be deemed as an additional purchase price payment and the Company will transfer 94,802,752 shares of Particle (the “First Batch of Delivered Shares”) to the Proposed Buyers, corresponding to US$200 million of purchase price paid. If the Proposed Buyers fail to pay the remaining purchase price before its due date, they will be required to entrust the voting rights of the First Batch of Delivered Shares to the Company. The Company and the Proposed Buyers agree to close the Proposed Transactions as described above regardless of any dispute raised by any party in respect of satisfaction of the closing conditions under the original SPA.

The Supplemental Agreement is subject to approval by the shareholders of the Company’s parent company, Phoenix Media Investment (Holdings) Limited (HK: 2008), a company listed on The Stock Exchange of Hong Kong (“Phoenix TV”). The Supplemental Agreement may also be terminated if Particle’s other shareholders do not waive their rights under Particle’s existing shareholders agreement with respect to the transactions contemplated by the Supplemental Agreement. There can be no assurance that Phoenix TV’s shareholders will approve the Supplemental Agreement or Particle’s other shareholders will waive their rights. As such, there can be no assurance that the disputes between the Company and the Proposed Buyers as previously announced by the Company will be resolved in the Company’s favor; and there can be no assurance that the Proposed Transaction will ever be closed.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com